6400 Congress Avenue
Suite 2050
Boca Raton, Florida 33487

telephone (561) 998-2440

'CORRESP'

May 14, 2019

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:
Bright Mountain Media, Inc. (the "Company")
Registration Statement on Form S-1
Amendment No. 1
Filed May 14, 2019
File No. 333-231033

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Thursday, May 14, 2019, 5:25 p.m., Eastern time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel Pearlman Law Group LLP by calling Brian A. Pearlman, Esq. at (954) 632-4564, his Legal Assistant Ella Chesnutt at (410) 884-3682, or Charles B. Pearlman, Esq. at (954) 980-5949.

If you have any questions regarding this request, please contact our counsel, Pearlman Law Group LLP.

Thank you.

Sincerely,

/s/ W. Kip Speyer
W. Kip Speyer
Chief Executive Officer

cc:
Brian A. Pearlman, Esq.